UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on January 17, 2013, entitled "Notifiable trading".

Notifiable trading

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 January 2013 for use in the group's share saving plan have on 17 January 2013 been distributed to the employees in accordance with their savings amount. In addition, bonus shares have been allocated based on participation in the program in 2010.

Following this, the share saving plan has 6,233,661 shares.

As participants in the share saving plan, the primary insiders below have been allocated bonus shares in accordance with their saving plan in 2010, at a price of NOK 142.31 per share.

Name	Allocated shares	New share holding
Adams, Robert	752	8,283
Bacher, Lars Christian	1,048	14,763
Bjørn, Benedikte Bettina	101	1,232
Dodson, Timothy	733	16,286
Gjærum, Reidar	774	16,550
Haugland, Arild J.	526	11,937
Hovden, Magne Andre	518	5,273
Iversen, Einar Arne	255	4,207
Lund, Helge	2,380	53,459
Michelsen, Øystein	1,140	20,159
Nafstad, Hilde Merete	406	3,601
Reitan, Torgrim	707	16,835
Sjøblom, Tove Stuhr	327	8,244
Skeie, Svein	761	13,312
Svaan, Morten	325	3,160
Sætre, Eldar	913	22,318
Thomsen, Kåre	745	15,523
Øvrum, Margareth	1,250	27,826

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 17, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer